Exhibit 99.1

1701 Hollis Street
Suite 400, Founders Square
(PO Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

August 10, 2009

Gammon Gold to Re-File 2008 Financial Statements

(Halifax, NS) Gammon Gold Inc. ("Gammon Gold") (TSX:GAM and NYSE:GRS) announced today that it intends to restate and re-file its audited consolidated financial statements and MD&A for the year ended December 31, 2008.

During the preparation of its interim consolidated financial statements for the quarter ended June 30, 2009, the Company determined that certain items in its consolidated financial statements for the year ended December 31, 2008 had been incorrectly translated into the Company’s functional currency, the United States dollar, and that upon initial adoption by the Company of CICA Handbook Section 3031, Inventories, on January 1, 2008, a reversal should have been recorded for previously recognized net realizable value adjustments.

The more significant effects of the restatement on the Company’s consolidated financial statements for the year ended December 31, 2008 were to increase net earnings for the period by US$9.8 million, or US$0.08 per share, to US$40.0 million, or US$0.34 per share, and to increase balance sheet inventories by US$10.8 million, to US$62.3 million.

The Company notes that these changes are of a non-cash nature and do not impact the Company’s cash position or operating activities.

The re-filing of the restated consolidated financial statements, revised MD&A and any other required documents is expected to take place on August 12, 2009 and when completed, the restated consolidated financial statements and the revised MD&A will be available for review under the Company’s profile on SEDAR at www.sedar.com and on EDGAR as part of an amendment to the Company’s Annual Report on Form 40-F for the year ended December 31, 2008, at www.sec.gov/edgar.shtml. Upon request, following the filing of the amendment to the Company’s Annual Report on Form 40-F, the Corporation will provide a hard copy of the Company’s restated audited consolidated financial statements free of charge.

The Company’s previously filed consolidated financial statements for the year ended December 31, 2008 and the audit report thereon, together with the auditors’ report on the effectiveness of internal controls over financial reporting as of December 31, 2008, should no longer be relied upon. Financial information for the year ended December 31, 2008 which is contained in, or incorporated by reference in, any disclosure document previously filed by the Company, is superseded by the information contained in the amended and restated financial statements described herein.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, "forecast", ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward- looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2009 results, any decrease in cash costs for Q4 2008 and full year 2008 resulting from a reversal of the mark-to-market valuation adjustment made in Q3 2008, our ability to fully fund our business model internally, 2009 gold and silver production and the cash and operating costs associated thereafter, the ability to achieve productivity and operational efficiencies, the ability to complete the Phase II mill expansion, the connection to the grid power, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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